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SEC File Number 001-06412
CUSIP Number

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

---  Form 10-K;   ---  Form 20-F;   ---  Form 11-K;   -X-  Form 10-Q;   ---  Form 10-D;   ---  Form N-SAR;  --- Form N-CSR

For Period Ended :  September 30, 2010

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:                Goldrich Mining Company

Former Name if Applicable:              Little Squaw Gold Mining Company

Address of Principal Executive Office:  2607 Southeast Blvd, Suite B211

City, State and Zip Code:               Spokane, WA 99223

PART II – RULES 12B-25(b) AND (c)

           (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar

                day following the prescribed due date; or the subject

                quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the

                prescribed due day; and

           (c)  The accountant’s statement or other exhibit required by

                Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Form 10-Q for the quarter ended September 30, 2010 cannot be filed within the prescribed time period because the Company is experiencing delays in the review and approval of certain financial and other related data to be included in the Form 10-Q and the associated audited financial statements and notes.  Management is committed to providing sufficient time for reviews to be completed by its auditors and Audit Committee prior to public disclosure. This information could not have been obtained, together with appropriate reviews and approvals, without unreasonable effort or expense to the Company.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

        Ted R. Sharp                            208                 697-1641

     --------------------------------      -----------        ---------------------

                  (Name)                   (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).    -X- Yes  --- No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    --- Yes  -X- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURE

************************************************************************************

Goldrich Mining Company

---------------------------------------------

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 15, 2010                  /s/ Ted R. Sharp

------------------------    By: ------------------------------------

Date                             Chief Financial Officer

                                (Principal Accounting Officer)